

April 10, 2013

<u>Via E-mail</u>
Derek Hatch
Corporate Controller
Franklin Covey Co.
2200 West Parkway Boulevard
Salt Lake City, UT 84119

      Re: **Franklin Covey Co.**
               Annual Report on Form 10-K
               Filed November 14, 2012
               File No. 001-11107

Dear Mr. Hatch:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Tom Kluck

                        Tom Kluck
                        Branch Chief